Exhibit 17.1

December 1, 2016

To the Members of the Board of

Microphase Corporation

Dear Gentlemen of the Board:

This letter shall serve as notice that I hereby resign from my position as Chief Executive Officer, Chairman of the Board of Microphase Corporation (the “Company”) effective immediately and I hereby resign from my position as President of the Company effective upon my receipt of written notice from the Board that Michael Ghadaksaz has obtained from the Department of Defense the security clearance necessary for certain of the Company’s operations.

This resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/ Necdet Ergul

Necdet Ergul